Exhibit F

Metallica Resources Inc.
El Morro Copper-Gold Project
Chile Region III
Technical Report Update

May 16, 2005

Prepared for

Metallica Resources Inc.
12200 East Briarwood Ave. Suite 165
Centennial, CO 80112 USA
Telephone: (303)-796-0229
Facsimile: (303) 796-0265

Prepared by

Norwest Corporation

Under the Direction of
Bruce M. Davis
Fellow AusIMM — Registration No. 211185
Suite 400, 205 — 9 Avenue SE
Calgary, Alberta, Canada T2G 0R3

Co-Authored by

Mark A. Petersen
Exploration Manager
Certified Professional Geologist
AIPG Registration No. 10563

Metallica Resources Inc.
12200 East Briarwood Ave. Suite 165
Centennial, CO 80112 USA
Tel: (303) 796-0229

Website: www.metal-res.com

TABLE OF CONTENTS

ITEM 3: SUMMARY	1
ITEM 4: INTRODUCTION AND TERMS OF REFERENCE	4
ITEM 5: DISCLAIMER	7
ITEM 6: PROPERTY DESCRIPTION AND LOCATION	8
6.1 Property Position	8
6.2 Purchase Option Agreements	9
6.3 Legal Issues	9
6.4 Surface Rights	10
6.5 Environmental Permitting	10
ITEM 12: EXPLORATION	12
12.1 General Geology	13
12.2 Geochemistry	13
12.2 Geophysical Surveys	13
ITEM 13: DRILLING	14
13.1 La Fortuna Deposit	14
13.2 El Morro Deposit	15
ITEM 14: SAMPLING METHOD AND APPROACH	18

February 5, 2003

14.1 Diamond Drill Core Samples	18
14.2 Reverse Circulation Samples	18
ITEM 15: SAMPLE PREPARATION, ANALYSES AND SECURITY	20
15.1 Sampling and Logging Protocols	20
15.2 Quality Control	20
15.3 Conclusions and Recommendations	21
ITEM 16: DATA VERIFICATION	22
16.1 Density Data	22
16.2 Quality Assurance/Quality Control Assays 2002	22
16.3 Database Verification	22
16.4 Hole Location	22
16.5 Down Hole Surveys	22
ITEM 17: ADJACENT PROPERTIES	23
ITEM 18: MINERAL PROCESSING AND METALLURGICAL TESTINGG	23
18.1 La Fortuna Deposit	23
18.2 El Morro Deposit	24
ITEM 19: MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES	26
19.1 Summary	26
19.2 La Fortuna Inferred Resource	27
19.3 El Morro Inferred Resource	28

List of Tables

Table 6-1: El Morro Project Mineral Concessions Summary	8

Table 12-1: Summary of El Morro Exploration Programs	12

Table 18-1: La Fortuna Preliminary Bench Scale Flotation Test Results	23
Table 18-2: El Morro Deposit Metallurgical Sample Head Grades	24
Table 18-3: El Morro Deposit Oxide Sample Cyanidation Results	24
Table 18-4: El Morro Deposit Sulfide Sample Flotation Result	25

Table 19-1: La Fortuna Inferred Resource by Copper Equivalent Cutoff	27
Table 19-2: La Fortuna Inferred Resource by Gold Equivalent Cutoff	27
Table 19-3: El Morro Inferred Resource by Copper Equivalent Cutoff	29
Table 19-4: El Morro Inferred Resource by Gold Equivalent Cutoff	29

Metallica Resources Inc.
El Morro Copper-Gold Project
Chile Region III
Technical Report — Third Party Review

Item 3: Summary

The El Morro copper-gold project, a joint venture between Metallica Resources Inc. (Metallica) and Noranda Inc. (Noranda), is located in north-central Chile, Region III, approximately 80 kilometers (km) east of the City of Vallenar. Noranda has been the project operator since 2000. The El Morro property encompasses three separate zones of porphyry style copper-gold mineralization referred to as the La Fortuna, El Morro, and El Negro areas. At the end of 2002, exploration drilling on the property totaled 43,796 meters (m) in 151 drill holes, including 30,537 m in 84 diamond drill holes, and 13,259 m in 67 reverse circulation holes. To date, inferred mineral resources have been defined in the La Fortuna and El Morro areas. Drilling at El Negro has not yielded a definable mineral resource. In addition to drilling and geological mapping, other work completed on the project includes geophysical and geochemical surveys, and preliminary metallurgical studies. Between December 2002 and December 2004, no new exploration work was conducted on the El Morro property.

The La Fortuna and El Morro Inferred Resource Estimates have been presented previously based on a series of copper cutoff grades. The purpose of this Technical Report Update is to present these estimates based on equivalent grade cutoffs to show how copper and gold grades combine to contribute to the overall estimated resources.

The La Fortuna area has given the best results to date on the property. La Fortuna is a classic copper-gold porphyry type deposit. Copper-gold mineralization is related to intrusions of granodioritic to dioritic composition, emplaced in a sequence of andesitic conglomerates, felsic tuffs and epiclastic sediments. Mineralization consists of primary and secondary copper sulfides with associated gold. The sulfides occur in both stockwork veins and as fine disseminations, hosted mainly within the porphyry intrusives, and to a lesser extent within hydrothermal breccias and the surrounding country rocks.

The namesake El Morro area is the site of Metallica’s original copper-gold discovery on the property. Mineralization is hosted by a sequence of epiclastic sandstones and conglomerates, occurring as primary and secondary copper sulfides plus associated gold in stockwork veins and disseminations. To date, all of the inferred resource is contained within the epiclastic and conglomerate country rock sequence. An intrusive source to the mineralization at El Morro has so far not been identified.

The inferred mineral resource for the La Fortuna deposit, as reported by Noranda in 2002, has been estimated to be 465,000,000 tonnes at a grade of 0.61 percent (%) copper and 0.50 grams per tonne gold (g/t) at a cutoff grade of 0.40 percent copper, or 6.25 billion pounds of contained copper and 7.45 million ounces of contained gold. Using the same resource estimate, but reported on a 0.40% copper – equivalent cutoff basis (based on metals prices of US$0.90 per pound copper and US$375 per troy ounce gold) the La Fortuna resource has been estimated to be 641,470,000 tonnes at a grade of 0.53% copper, 0.46 g/t gold, or a copper – equivalent grade of 0.81%. This equates to 7.50 billion pounds of contained copper and 9.49 million troy ounces of contained gold.

The inferred mineral resource for the El Morro deposit, as reported by Noranda in 2003, has been estimated to be 45,000,000 tonnes at a grade of 0.50 percent copper and 0.18 grams per tonne gold (g/t) at a cutoff grade of 0.40 percent copper, or 495 million pounds of contained copper and 260,000 ounces of contained gold. At a 0.40 percent copper – equivalent cutoff and based on the same metals prices noted above, the El Morro resource has been estimated to be 79,150,000 tonnes at a grade of 0.44% copper, 0.16 g/t gold, or a copper – equivalent grade of 0.54%. This equates to 768 million pounds of contained copper and 410,000 troy ounces of contained gold.

During 2003 Noranda completed preliminary bench scale metallurgical testing on nine drill core composites of mineralized porphyry from the La Fortuna deposit. Rougher and cleaner flotation recoveries are summarized in Table 18-1. Cleaner flotation tests on these samples produced a primary hypogene concentrate of 29% copper per tonne of concentrate and a secondary supergene concentrate of 35% copper per tonne of concentrate. Additional metallurgical testing is required to better characterize the secondary supergene mineralization, specifically focusing on copper deportment and cleaner test optimization to address problems related to native copper and clay components. Lock cycle tests are also required for all mineralization types to produce more realistic simulations of plant concentrates, tails and recoveries.

Previously in 1999, preliminary metallurgical testing on two drill cuttings composites from the El Morro deposit indicated favorable gold cyanidation results for material from the leached oxide and favorable copper and gold flotation results for material from the underlying supergene and hypogene sulfide zones. Additional metallurgical testing is required to produce more realistic simulations of of plant concentrates, tails and recoveries.

There continues to be justification to advance the El Morro Project with further exploration and development work. It should be noted that the inferred mineral resources contained within the La Fortuna and El Morro copper-gold deposits are too speculative geologically to have detailed economic considerations applied to them, and that they cannot be categorized as mineral reserves at this time. Further drilling is needed at both La Fortuna and El Morro to upgrade the resources from the inferred category. Based on continued successful results, the project should be advanced through the Pre-Feasibility and Feasibility stages and onto final development and commercial operation.

Item 4: Introduction and Terms of Reference

In this report, the term “Metallica” can refer to either Metallica Resources Inc. or Minera Metallica Limitada, the wholly owned Chilean subsidiary of Metallica Resources Inc. Also, the term “Noranda” can refer to either Noranda Inc. or Noranda Chile Limitada, the wholly owned Chilean subsidiary of Noranda Inc.

In a previous technical report titled “Metallica Resources Inc., El Morro Copper-Gold Project, Chile Region III, Technical Report – Third Party Review” by Knight Piésold and Co., dated February 5, 2003 (Technical Report, 2003), Metallica presented the results of an updated inferred mineral resource for the La Fortuna area of the El Morro property. The inferred resource estimate was completed by Noranda and provided to Metallica. The El Morro property is material to Metallica and a Technical Report is therefore required to comply with National Instrument 43-101. However, since the property is currently not material to Noranda, and by its status of being a producing issuer, Noranda is exempt from issuing a similar Technical Report.

In a previous Metallica press release titled “Metallica Resources Announces Update on the El Morro Project, Chile”, dated February 13, 2004, Metallica presented the results of an inferred mineral resource estimate for the El Morro area of the El Morro project. The inferred resource estimate for the El Morro area is not material to either Metallica or Noranda, so a Technical Report has not been required previously to comply with National Instrument 43-101. The El Morro inferred resource is included in this Technical Report Update simply to provide additional information regarding the mineral resource inventory for the El Morro Project.

The report Items 7 to 10, and 17 and 25, as required by National Instrument 43-101, are omitted from this report. These items were reported in a previous technical report titled “Metallica Resources Inc., El Morro Copper-Gold Project, Chile, Region III, Technical Report”, by Fred H. Lightner, dated November 14, 2001 and no change or additional information is evident.

Since 2000 all of the exploration work at the El Morro property has been conducted under the direction and supervision of Noranda. The following reports served as principal sources of information for this Technical Report Update:

•	“Metallica Resources Inc., El Morro Copper-Gold Project, Chile Region III, Technical Report – Third Party Review” by Knight Piésold and Co. for Metallica Inc., dated February 5, 2003, referred to hereon as the “2003 Technical Report”

•	“Metallica Resources Inc., El Morro Copper-Gold Project, Chile, Region III, Technical Report” by Fred H. Lightner for Metallica Inc., dated November 14, 2001, referred to hereon as the “2001 Technical Report”.

•	“El Morro Deposit Resource Report, Noranda Inc., Toronto Canada” by Stanley G. Clemmer (P. Geo.) for Noranda Inc., dated September 2003.

•	“El Morro Project, 2002 Season Report, Noranda Exploration Group,” by Stanley G. Clemmer, Piotr Paleczek, Gloria Valenzuela, and Tim Walmsley for Noranda Inc., dated December 2002.

•	“Noranda Chile Limitada, El Morro Project Report for Seasons 1999-2000 & 2000-2001” by Piotr Paleczek, Carlos Cáceres, Gloria Valenzuela, and Mike Savell for Noranda Inc., dated August 2001.

•	“Metallurgy of El Morro Ores – Part I: Rougher Flotation” for Noranda Minerals by AMTEL Ltd., dated November 11, 2003.

•	“Metallurgy of El Morro Ores – Part II: Cleaner Flotation” for Noranda Minerals by AMTEL Ltd., dated November 11, 2003.

•	“Deportment of Gold in El Morro Hypogene and Supergene Ores” for Noranda Minerals by AMTEL Ltd., dated May 16, 2003.

•	“El Morro Metallurgy” by Fred H. Lightner for Metallica Inc., internal company memorandum dated March 20, 2001.

The data and information supplied in the reports noted above comprise an integral part of the technical information for the El Morro Project presented herein. In some instances, for clarification and continuity, some portions of these reports are included in this document. However, Norwest has independently reviewed the results and conclusions presented herein and found them to be consistent with the data contained in the referenced reports.

The contributing individuals and their individual responsibilities are presented below:

•	Bruce M. Davis, Chief Geostatistician and Principal-In-Charge, Qualified Person as defined in the National Instrument 43-101; responsible for resource estimation and directed report preparation

•	Mark A. Petersen, CPG Reg. No. 10563, Exploration Manager for Metallica Resources Inc. and Co-Author, Qualified Person as defined by National Instrument 43-101; collaborated with Norwest in the preparation of the report.

All illustrations are presented at the end of the report section to which they refer.

Item 5: Disclaimer

This report, “Metallica Resources Inc., El Morro Copper-Gold Project, Chile Region III, Technical Report Update” dated May 16, 2005, was prepared under the direction of Norwest Corporation exclusively for Metallica Resources Inc. The report is based in part upon information supplied by Metallica and in part upon information not within the control of either Metallica or Norwest. While it is believed that the information, conclusions, and recommendations will be reliable under the conditions and subject to the limitations set forth herein, neither Metallica nor Norwest can guarantee their accuracy. The drilling and mineral resource data provided by Metallica has not been re-confirmed by calculation for this report. No third party shall be entitled to use or rely on this report without the written consent of Norwest and Metallica. The use of this report and the information contained herein shall be the user’s sole risk, regardless of any fault or negligence on the part of Metallica or Norwest.

Item 6: Property Description and Location

Most of the detailed property information has been reported in the previous 2001 and 2003 Technical Reports. This section only presents information that has been updated or revised since the filing of the above-referenced reports and is based on information provided by Noranda.

6.1 Property Position

The El Morro Project property position comprises 20,099 hectares (ha) and is located in the Municipality of Alto del Carmen, Huasco Province, Third Region of Atacama in Northern Chile. The project is located approximately 650 km north of Santiago and approximately 80 km east of the city of Vallenar. Surface rights are held by the Los Huasco Altinos community, a grazing and livestock cooperative.

The UTM coordinates for the main areas of interest in this report are N: 6,832,930 and E: 413,480, and N: 6,835,000 and E: 409,000 centering on the La Fortuna and El Morro copper-gold deposits respectively. Elevation at the project site ranges from 3,700 to 4,250 meters above sea level.

Of the total project area of 23,599 ha, mining concessions cover 20,099 ha at the following stages of the permit granting process:

Table 6-1: El Morro Project Mineral Concessions Summary

CONCESSION TYPE	TITLE HOLDER	AREA
Mining Development	Minera Metallica Ltda.	17,160
Mining Development — Acquired	Minera Metallica Ltda. & Noranda	2,216
Mining Exploration Concessions	Minera Metallica Ltda.	1,200
Surveyed Mining Exploitation Claims:	Minera Metallica Ltda. & Noranda	22,164
Mining Exploration Claims	Noranda	3,400

It should be noted that some of these groups of concessions form various protection layers that overlap.

6.2 Purchase Option Agreements

Metallica has indicated that purchase options between Minera Metallica Limitada and Rene Martin Jure (Legal Mining Companies S.L.M. Cantarito and Tronquito) were fully exercised on December 28, 2001 at a total price of US$1,500,000. The concessions covered by the Agreement with S.L.M. Cantarito and S.L.M. Tronquito are subject to a 2% Net Smelter Return (NSR) royalty.

On July 15, 2003 a purchase option agreement between Minera Metallica Ltda. and Chile Inc. (“BHP”) for mining exploitation totaling 1,849 ha was exercised for a total purchase price of US$1,690,000. Subsequent to this purchase, on December 15, 2004, Noranda acquired a 2% NSR royalty from BHP for a total purchase price of US$2,000,000. On this same date, Noranda sold 30 percent of this royalty to Metallica.

6.3 Legal Issues

Metallica has indicated that, based on information provided by Noranda, there are currently no legal or judicial disputes related to the mineral concessions comprising the El Morro project. The following discussion summarizes the outcome of two previous legal disputes described in a previous report titled “Metallica Resources Inc., El Morro Copper-Gold Project, Chile Region III, Technical Report – Third Party Review” by Knight Piésold and Co., dated February 5, 2003.

A previous judicial dispute between Minera Metallica Ltda. and Compania Minera Hornitos has since been resolved. The dispute concerned four mining concessions:

•	Minas de Cantarito Uno 1/300

•	Las Minas de Cantaritos Dos 1/300

•	Las Minas de Cantaritos Tres 1/300

•	Las Minas de Cantaritos Siete 1/300

By resolutions dated July 29 and October 21, 2004 the Supreme Court of Chile dismissed an appeal filed by Compañía Minera Hornitos and ordered the cancellation of these four concessions by the Mining Registrar of Vallenar. The Chilean Supreme Court’s decision is final and effectively liberates Metallica from any further dispute involving the Hornitos concessions. The cancellation of these four concessions was registered on October 21, 2004 at the Vallenar Mining Register.

There are currently no other judicial disputes concerning the mineral concessions comprising the El Morro Project.

A legal dispute between Noranda, the project operator, and a group of non-authorized small miners (“pirquineros”) who had been active on the El Morro property has likewise been resolved. On February 20, 2004 a settlement agreement was signed between Noranda and the Pirquineros Association whereby the pirquineros agreed to permanently vacate the El Morro property in exchange for Noranda dropping a court case against them and facilitating the return of confiscated mineral material they had mined. By the end of February 2004, reclamation of the pirquineros’ work site was complete. Since then there has been no new unauthorized mining activity at the El Morro project site.

6.4 Surface Rights

Metallica has indicated that, based on information provided by Noranda, a provisional easement consisting of a right of way to occupy and conduct exploration was issued by the 1st Court of Vallenar on December 22, 2004. The Court’s decision is based on the fundamental right of a mining property owner to access its mining concessions, as defined by the Chilean Mining Code. The provisional easement provides Noranda with continued access to the project while a formal judicial easement is granted to Noranda by the Court.

6.5 Environmental Permitting

Metallica has indicated that, based on information provided by Noranda, an Environmental Impact Declaration (DIA) for the El Morro project was filed in Copiapo before the National Environmental Committee (CONAMA) – IIIrd Region on October 5, 2001. The scope of the permit comprised advanced stage exploration and evaluation work, including the use of drilling. A favorable Environmental Qualification Resolution (“RCA” – i.e.: environmental permit) was rendered on December 28, 2001 and remains in effect to this date.

There are currently no known environmental fatal flaws at the El Morro project although an Environmental Impact Statement (EIA) has not yet been completed.

Item 12: Exploration

Beginning in the early 1990’s exploration programs at El Morro have been conducted by BHP, Metallica, and Noranda. A summary of the general scope of the various programs conducted from 1992 through 2002 is presented in Table 4. From December 2002 through December 2004, no exploration work was conducted on the El Morro property.

Table 12-1: Summary of El Morro Exploration Programs

Area	Geology	Geochemistry	Geophysics

BHP Exploration 1992 / 1993 Season
La Fortuna	Geologic mapping		T.E.M
Cantarito	Geologic mapping		T.E.M
El Negro	Geologic mapping	Chip sampling
Regional			Airborne Magnetics

Metallica Exploration 1997 / 1998 Season
El Morro	Mapping / trenching	Talus, PIMA alt'n study	IP - Resistivity
La Fortuna	Geologic mapping	Chip, PIMA alt'n study
Cantarito		Chip, PIMA alt'n study
Enzyme leach, MMI profiles
El Negro	Geologic mapping	Chip sampling
Regional	Mapping / Landsat TM		Interpretation

Metallica Exploration 1997 / 1998 Season
El Morro	Geologic mapping	Trench	IP-Res, Ground Mag.
La Fortuna	Geologic mapping	Talus, Trench	IP-Res, Ground Mag.
Cantarito	Geologic mapping	Talus, Trench
El Negro	Geologic mapping	Trench	IP-Res, Ground Mag.
Regional	Geologic mapping	Stream sediment

Noranda Exploration 1999 / 2000 Season
El Morro	Geologic mapping	Chip sampling	IP-Res, Ground Mag.
La Fortuna	Geologic mapping	Talus, Chip	IP - Resistivity
Cantarito	Geologic mapping	Chip sampling
El Negro			IP-Res, Ground Mag.
Regional	Geologic mapping	Chip, Stream sediment	IP - Resistivity

Noranda Exploration 2000 / 2001 Season
El Morro		Interpretation	Interpretation
La Fortuna	Core logging	ICP	Interpretation
Cantarito			Interpretation
El Negro	Core logging	Chip	Interpretation
Regional	Core logging		Interpretation

Noranda Exploration 2001 / 2002 Season
El Morro	Geologic mapping
La Fortuna			IP - Resistivity
Cantarito	Geologic mapping	Talus / chip	IP - Resistivity
El Negro		Talus / chip

12.1 General Geology

General geology work encompasses geological mapping, core and RC chip logging, sample management, geological analyses, and data interpretation. Geologic mapping has been completed at both 1:10,000 and 1:5000 scales. Core logging, sample management and analyses have been done according to specially tailored protocols developed by a multidisciplinary team that included geology, metallurgy, geotechnical, and environmental health and safety participants. The basic steps consist of logging structural features and core photography at the drill site followed by geologic logging and systematic measurements of specific gravity and magnetic susceptibility at the Noranda project management facility. Sample management and analysis procedures are described in Item 14 of this report. Additional details of this work are available in the 2001 and 2003 Technical Reports.

12.2 Geochemistry

Geochemical exploration work includes talus grid sampling surveys coupled with multi-element ICP analyses and/or PIMA spectrographic analyses to determine alteration minerals and their distribution. In general, geochemical sampling and PIMA alteration surveys have been effective at identifying areas of prospective copper-gold mineralization, often buried at depths ranging from 10 to more than 100 meters. Details of these surveys have been presented previously in the 2001 and 2003 Technical Reports.

12.2 Geophysical Surveys

Geophysical exploration work has included ground magnetics surveys and both gradient array and dipole-dipole IP-Resistivity surveys. In general, ground magnetics has been an effective method for mapping buried magnetite-bearing intrusives such as the El Negro porphyry and zones of magnetite destructive hydrothermal alteration such as that observed at La Fortuna. IP-Resistivity has been very effective in mapping disseminated sulfides related to porphyry copper-gold mineralization. Results of the various geophysical surveys conducted on the El Morro property have been presented previously in the 2001 and 2003 Technical Reports.

Item 13: Drilling

This section summarizes the drilling information used for the La Fortuna and El Morro inferred resource estimates. Additional details regarding the various drilling campaigns conducted on the El Morro Project have been reported previously in the 2001 and 2003 Technical Reports. From December 2002 through December 2004 there was no new drilling conducted on the El Morro property.

13.1 La Fortuna Deposit

The La Fortuna inferred resource estimate is based on 45 diamond drill holes totaling 20,211 meters. The majority of this drilling (i.e. 19,812 meters) was completed by Noranda between 2000 and 2002. Information from an additional 21 reverse circulation drill holes totaling 5,413 meters, and drilled to define the outer periphery of the deposit, was also used to constrain geologic boundaries used in the resource estimate. Historic and technical details of this work were presented previously in the Technical Reports cited above.

The drilling pattern at La Fortuna consists of a 200-meter spaced hexagonal grid centered on the La Fortuna porphyry stock and covering an area approximately 1,000 by 1,500 meters. The majority of holes is inclined at -65 to -70o and oriented either northeast or southwest (Azimuth 030o – 210o). Hole depths average 447 meters, ranging from a minimum of 84 meters to a maximum of 970 meters and testing a vertical profile that extends between 4,100 to 3,600 meters elevation. The drilling pattern has delineated the outer periphery of the La Fortuna resource. The deposit remains open at depth below the 3,600 meter elevation, and additional infill drilling is required.

All drill hole collars were surveyed by transit following hole completion. Down-hole surveys were done on all diamond drill holes using either a single shot Sperry Sun or a gyroscope instrument. No down-hole surveys were done on the reverse circulation holes.

13.2 El Morro Deposit

The El Morro resource estimate is based on 22 drill holes totaling 6,090 meters of which there are 12 diamond drill holes totaling 3,449 meters and 10 reverse circulation holes totaling 2,641 meters. These holes were drilled between 1999 and 2002, initially by Metallica in 1999, and later by Noranda beginning in 2000. All of the work was professionally done according to accepted industry methods and standards. Details of this work have been presented in the previous Technical Reports cited above.

The drilling pattern at El Morro consists of a 200-meter spaced hexagonal grid centering on the discovery hole DDM-01 and covering an area approximately 750 by 1,000 meters. The majority of holes are inclined at -70o and oriented southwest (Azimuth 210o). Hole depths average 277 meters, ranging from a minimum of 156 meters to a maximum of 500 meters and testing a vertical profile extending between 3,900 to 3650 meters elevation. The drilling pattern has only partially delineated the El Morro resource with the deposit remaining open to the north and west as well as at depth below the 3,650 meter elevation.

All drill hole collars were surveyed by transit following hole completion. No down-hole surveys were done on the El Morro drill holes.

412 500
413 000
413 500
414 000
414 500
6 833 500
6 833 000
6 832 500
GENERALIZED GEOLOGY
Alluvium
Colluvium
Atacama Gravels
Hydrothermal Breccias
Amphibole Porphyry
Quartz-Feldspar Porphyry
Rhyolitic Tuffs
Andestitic/Dacitic Tuffs
Sandstone
Faults
Faults-Concealed
High Sulfidation Veins
FORTUNA FAULT
DDHF-44
DDHF-45
DDHF-37
DDHF-33
DDHF-34
DDHF-43
DDHF-32
DDHF-38
DDHF-31
DDHF-03
DDHF-30
DDHF-25
DDHF-14
DDHF-41
DDHF-35
DDHF-40
DDHF-20
DDHF-24
DDHF-04
DDHF-07
DDHF-02
DDHF-29
DDHF-42
DDHF-16
DDHF-18
DDHF-19
DDHF-21
DDHF-08
DDHF-15
DDHF-39
DDHF-22
DDHF-09
DDHF-12A
DDHF-05
DDHF-13
DDHF-27
DDHF-28
DDHF-10
DDHF-11
RCF-020
RCF-010
RCF-019
RCF-021
RCF-002
RCF-005
RCF-001
RCF-003
RCF-015
RCF-014
RCF-012
RCC-004
RCC-005
RCC-011
RCC-017
RCC-006
RCC-012
RCC-008
RCC-009
2002 Inferred Resource
0.3% Copper Contour
DRILL HOLES
pre-2003 Drilling (Core)
pre-2003 Drilling (Rotary)
0 100 200 300 400 500 meters
SCALE 1:10,000
LA FORTUNA
DRILL HOLE LOCATIONS
AS OF DECEMBER 2002

408 000 meters
408 500
409 000
409 500 meters
6 835 500 meters
6 835 000
6 834 500
6 834 000 meters
GENERALIZED GEOLOGY
Alluvium
Colluvium
Gravel
Hydrothermal Breccia
Amphibole Porphyry
Rhyolite Porphyry
Andesite Dike
Andesitic Conglomerate/Tuff
Ignimbrite
Sandstone/Conglomerate
Dacitic Volcanics
ALTARES FAULT
PAJONALES FAULT
RESOURCE OPEN TO NORTH AND WEST
EL MORRO FAULT
2003 Inferred Resource
0.3% Copper Contour
RDM-01
RDM-02
RDM-03
RDM-04
RDM-05
RDM-06
RDM-07
RDM-08
RDM-09
RDM-10
DDHM-01
DDHM-02
DDHM-03
DDHM-04
DDHM-05
DDHM-06
DDHM-07
DDHM-08
DDHM-09
DDHM-10
DDHM-11
DDHM-12
Faults
Faults - Concealed
Base Metal-Gold Veins
DRILL HOLES
pre-2003 Drilling (Core)
pre-2003 Drilling (Rotary)
0 100 200 300 400 500 meters
SCALE: 1:10,000

EL MORRO
DRILL HOLE LOCATIONS
AS OF DECEMBER 2002

Item 14: Sampling Method and Approach

This section presents information pertaining to the La Fortuna and El Morro resource estimates that has been updated or revised after the 2001 and 2003 Technical reports, and is also based on information contained in the reports previously mentioned in Item 4: Introduction and Terms of Reference. The reader is referred to the above-mentioned reports for additional details regarding sampling methodology and quality assurance/quality control protocols.

14.1 Diamond Drill Core Samples

Diamond drilling included both HQ (63.5-mm) and NQ (47.6-mm) core diameters. Except for two holes drilled prior to 2000, all diamond drilling at the project has been done by Noranda. Drilling work has been performed by independent contractors that have included Connors in 2000 and 2001 and Ausdrill in 2002. Core was stored in wooden boxes and brought to the project core logging facility where it was photographed, logged for geologic and geotechnical information, and then sampled for assay by taking half splits at regular 2 meter intervals. The remaining material is kept in a core storage facility operated by Noranda. In addition, beginning in 2002, density samples were taken at regular 4 meter intervals for all diamond drill holes drilled by Noranda. No density sampling has been done on drill core from the El Morro deposit.

14.2 Reverse Circulation Samples

Reverse circulation samples were collected at regular 2 meter intervals in plastic bags at the sample cyclone. Samples were split at the drill site, and a ~4 kilogram portion was generated for assay. A small sample of the drill cuttings was also collected and washed for logging which was done at either the project logging facility or offsite at the project office. All of this work was performed according to generally accepted industry methods and standards.

No reverse circulation drill hole assay data are included in the La Fortuna inferred resource estimate. Because the El Morro deposit has not been completely delineated,

the El Morro inferred resource estimate includes assay data for 10 reverse circulation holes representing 43% of the drill hole database used for the estimate.

Item 15: Sample Preparation, Analyses and Security

This section only presents information that has been updated or revised after the above-referenced reports and is based on information contained in the reports previously mentioned in Item 4: Introduction and Terms of Reference. Detailed sample preparation, analyses and security information has been reported in the previous 2001 and 2003 Technical Reports.

Data reliability programs for 1999-2001 were professionally done according to accepted industry methods and standards. In 2002 Noranda implemented a revised system of basic quality assurance and control (QA/QC) procedures to conform to a companywide initiative for Six Sigma process control to insure data quality and quantify the risk associated with the calculation of the average grade of the mineral deposits being developed. The program was designed to be in full compliance with the National Instrument 43-101, and all work completed since the beginning of 2002 has followed the new Noranda QA/QC procedures.

15.1 Sampling and Logging Protocols

In 2002 Noranda implemented revised sampling and logging procedures for the El Morro project. A detailed description of the Noranda sampling and logging procedures has been provided previously in the 2003 Technical Report.

15.2 Quality Control

Assay data from the diamond drill holes for the El Morro deposit was controlled by sending 53 duplicate pulp samples to ALS Laboratories in Vancouver, Canada to verify the original assays by Bondar Clegg in Coquimbo, Chile. An analysis of the data by Charles Beaudry of Noranda (see Appendix 2, El Morro Deposit Resource Report, Noranda Inc., Toronto, Canada, by Stanley G. Clemmer) concluded that copper assays are unbiased whereas gold assays are 10 to 15% high relative to the check results. However, there were only nine pulp duplicates with gold grades greater than 0.2 g/t Au, and the absence of standards in the Beaudry study precludes any resolution as to which of the labs is more accurate.

No QA/QC control was applied to the reverse circulation samples from the 1999-2000 drilling at the El Morro project. Data from seven reverse circulation holes drilled during this period were used for the calculation of the El Morro inferred resource estimate. No reverse circulation data were used in the calculation of the La Fortuna inferred resource estimate. In 2002 Noranda began inserting check standards into all sample lots submitted for assay. Included among these were samples from three reverse circulation holes drilled at the El Morro deposit; holes RDM-008, RDM-009, and RDM-010. All three holes returned acceptable QA/QC values.

15.3 Conclusions and Recommendations

The available analyses are suitable for inclusion in estimation of inferred resources.

Item 16: Data Verification

Most of the information in this section was reported in the previous sections of this Technical Report Update.

16.1 Density Data

Density samples were collected systematically every four meters from 43 of the 45 diamond drill holes delineating the La Fortuna deposit. A total of 4,161 density measurements were collected to characterize the La Fortuna deposit. The reliability of the density values used is demonstrated in the 2001 Technical Report.

No density measurements were taken from the drill holes delineating the El Morro deposit. The density values applied, however, compare favorably with those determined for similar rock types from the La Fortuna density data set.

16.2 Quality Assurance/Quality Control Assays 2002

Full quality assurance/quality control procedures as outlined in the Noranda quality assurance/quality control manual were in place at El Morro in 2002. A comprehensive drill protocol was developed to define procedures for data collection. No problems were detected with the 2002 assay data for the reverse circulation holes.

16.3 Database Verification

Norwest did not verify assay data against the original assay sheets.

16.4 Hole Location

All drill holes were surveyed after the drill had left the drill pad. All drill hole coordinates were verified against the surveyor’s coordinates. No errors were found.

16.5 Down Hole Surveys

Down-hole surveys were done on all diamond drill holes used for the La Fortuna inferred resource estimate. No down-hole survey information was collected from the El Morro deposit drilling.

Item 17: Adjacent Properties

There are no adjacent properties that are material with respect to the currently defined mineral resources contained within the El Morro property.

Item 18: Mineral Processing and Metallurgical Testingg

The results of preliminary metallurgical testwork completed by Metallica in 1999 and Noranda in 2003 are summarized in this section. Details of previous metallurgical testwork were presented in the 2001 and 2003 Technical Reports.

18.1 La Fortuna Deposit

Preliminary rougher and cleaner flotation testing was conducted on nine drill core composites of mineralized porphyry from the La Fortuna deposit, including five samples of primary hypogene and four samples of secondary supergene mineralization. The rougher flotation recoveries for the primary mineralization ranged between 89% and 95% copper and 69% and 78% gold. The rougher flotation recoveries for the supergene mineralization ranged between 80% and 93% copper and 66% and 82% gold. Cleaner flotation tests on these same samples have been successful in producing a primary concentrate of 29% copper per tonne of concentrate and a supergene concentrate of 35% copper per tonne of concentrate.

Table 18-1: La Fortuna Preliminary Bench Scale Flotation Test Results

	Supergene Recoveries		Hypogene Recoveries
Test	Copper	Gold	Copper	Gold
Rougher	85 – 93%	69 – 82%	89 – 95%	69 – 78%
Cleaner	71%	52%	86%	67%
Note: Only the best cleaner results were provided by Noranda and were based on the best rougher results.

In addition to preliminary flotation testing, a gold deportment study was completed on each of the nine sample composites. The principal carriers of gold, irrespective of grade, ore type or host lithology, include free gold particles accounting for 21-41% of the assayed gold, free sulfides (primarily chalcopyrite) accounting for 36% of the assayed gold, mixed rock-sulfide binaries accounting for 9-16% of the assayed gold, and sulfide-

free rock particles (including magnetite) accounting for 11-25% of the assayed gold. The latter constitutes the third most important gold carrier. The gold in these particles is not recoverable by flotation, setting an upper limit on overall gold recovery of approximately 80%.

Additional metallurgical testing is required to better understand the treatment of the copper mineralization in the supergene zone, specifically focusing on problems arising from native copper and clay components. Locked-cycle tests are also necessary to produce more realistic simulations of plant concentrates, tails and recoveries.

18.2 El Morro Deposit

A preliminary metallurgical characterization of two samples of reverse circulation drill cuttings from the original discovery hole RDM-02. The test work program was performed by Lakefield Research Chile Ltda. and consisted of chemical and mineralogical analysis, rougher flotation, bottle cyanidation and gravity separation.

The samples consisted of an oxide composite from the interval 20 to 76 meters through the leached cap zone and a sulfide composite from the interval 76 to 268 meters through the underlying secondary supergene and primary hypogene zones.

Head grades for the sample composites are summarized below:

Table 18-2: El Morro Deposit Metallurgical Sample Head Grades

	Copper	Gold
Sample Composite	(total)%	g/t
Oxide	0.04%	0.37 g/t
Sulfide	0.60%	0.19 g/t

A gravity separation test on the oxide sample indicated that only 11.9% of the gold was recoverable in a low grade gravity concentrate that would require further cleaning. Two bottle cyanidation tests of 24 hours were also performed on the oxide sample yielding the following results:

Table 18-3: El Morro Deposit Oxide Sample Cyanidation Results

			Reagent Consumption
Test	Conditions	Gold Extraction	NaCN (kg/t)	Lime (kg/t)
CN 1	100% @ +10 mesh	94.5%	0.95	2.1
CN 2	100% @ -10 mesh	95.3%	1.14	1.5

The results of the bottle cyanidation test work indicate material from the leached oxide zone of the El Morro deposit is well suited to cyanide extraction of gold. Additional testing is required to more thoroughly understand the metallurgical characteristics of leached oxide material.

Analysis of the sulfide composite determined the copper bearing mineralogy to consist of 6% covellite, 57.2% chalcocite, 36.4% chalcopyrite and 0.4% enargite. Pyrite content is relatively high with the total weight percent of pyrite being higher than the combined weight percent of copper bearing sulfides.

Results of preliminary rougher flotation tests on the sulfide composite are as follows:

Table 18-4: El Morro Deposit Sulfide Sample Flotation Results

		Recovery		Concentrate Grade
Test	Conditions	Copper	Gold	Copper	Gold
FS 1	50% @ -200 mesh	87.8%	88.8%	6.7%	1.67 g/t
FS 2	80% @ -200 mesh	93.5%	95.2%	6.2%	1.84 g/t

The results of this preliminary test work indicate the sulfide material appears to be well suited to upgrading by flotation. However, additional metallurgical testing is required to more thoroughly understand the optimum treatment for the different styles of copper mineralization in the secondary supergene and primary hypogene zones. Lock cycle tests are also necessary to produce more realistic simulations of plant concentrates, tails and recoveries.

Item 19: Mineral Resource and Mineral Reserve Estimates

19.1 Summary

Resources for the La Fortuna and El Morro deposits were estimated by Noranda in 2002 and 2003 respectively. The estimates utilized the existing drill hole database and associated geologic information and interpretations. The estimates complied with National Instrument 43-101 and its requirements for the definition of Inferred Mineral Resources.

Prior to this report, the reported inferred resources for the La Fortuna and El Morro deposits were presented using a series of copper cutoff grades. To expand on this presentation, equivalent grade calculations were made to show how gold and copper grades combine to contribute to the estimated inferred resources. No changes have been made to the Noranda resource estimate. The resources are simply recast here to reflect the combined contribution of gold and copper.

The formulae for both copper and gold equivalent grades are based solely on grade and metal prices. There is no other technical information available at this time to develop more precise net smelter return (NSR) formulae. The formulae are

     CuEq = Cu + (Au x (Au price/Cu price)),

     AuEq = Au + (Cu x (Cu price/Au price)),

where

CuEq is the equivalent copper grade,
AuEq is the equivalent gold grade,
Cu is the grade of copper,
Au is the gold grade,
Au price is the price of gold in U.S. dollars per gram
Cu price is the price of copper in U.S. dollars per percent.

The inferred resource statement presented below is based on the assumption the gold price is $375/troy ounce and the copper price is $0.90/pound.

19.2 La Fortuna Inferred Resource
Details of the La Fortuna resource estimate were reported previously in the Technical Report titled “Metallica Resources Inc., El Morro Copper-Gold Project, Chile Region III, Technical Report – Third Party Review” by Knight Piésold and Co., dated February 5, 2003. The La Fortuna inferred resource recast according to copper and gold equivalent cutoffs is presented in the tables below.

Table 19-1: La Fortuna Inferred Resource by Copper Equivalent Cutoff

Cu Eq	Tonnes	Cu Eq	Cu	Au	Copper Eq.	Copper Lbs	Gold
Cutoff (%)	(000’s)	(%)	(%)	(g/t)	Lbs (000’s)	(000’s)	Ozs
0.2	1,217,500	0.56	0.36	0.32	15,034,000	9,664,500	12,530,000
0.3	852,720	0.70	0.45	0.40	13,162,000	8,461,100	10,970,000
0.4	641,470	0.81	0.53	0.46	11,457,000	7,496,500	9,487,000
0.5	553,980	0.87	0.57	0.49	10,627,000	6,962,700	8,727,000
0.6	485,720	0.91	0.60	0.52	9,746,200	6,426,100	8,120,000
0.7	408,050	0.96	0.63	0.54	8,637,600	5,668,400	7,084,000
0.8	325,490	1.02	0.67	0.57	7,320,600	4,808,600	5,965,000
0.9	235,300	1.08	0.71	0.61	5,603,400	3,683,700	4,615,000
1.0	147,400	1.16	0.76	0.66	3,770,200	2,470,100	3,128,000

Table 19-2: La Fortuna Inferred Resource by Gold Equivalent Cutoff

Au Eq	Tonnes	Au Eq	Cu	Au	Gold Eq.	Copper Lbs	Gold
Cutoff (g/t)	(000’s)	(g/t)	(%)	(g/t)	Ozs	(000’s)	Ozs
0.2	1,946,500	0.67	0.26	0.24	41,930,000	11,159,000	15,020,000
0.3	1,333,600	0.87	0.34	0.31	37,302,000	9,998,000	13,290,000
0.4	1,027,700	1.02	0.4	0.36	33,702,000	9,064,300	11,890,000
0.5	839,760	1.15	0.46	0.4	31,049,000	8,517,700	10,800,000
0.6	705,700	1.26	0.5	0.44	28,588,000	7,780,300	9,983,000
0.7	609,590	1.36	0.54	0.47	26,654,000	7,258,400	9,211,000
0.8	561,990	1.41	0.57	0.49	25,476,000	7,063,400	8,854,000
0.9	520,220	1.46	0.58	0.5	24,419,000	6,653,100	8,363,000
1.0	477,850	1.5	0.60	0.52	23,045,000	6,322,000	7,989,000

19.3 El Morro Inferred Resource

Prior to this report, the reported inferred resource for the El Morro deposit was presented in the Metallica Resources, Inc. Press Release Number 04-02, titled METALLICA RESOURCES ANNOUNCES UPDATE ON THE EL MORRO PROJECT, CHILE and dated February 13, 2004. The resource reported then was based on a copper cutoff grade. To expand on the presentation, equivalent grade calculations were made to show how gold and copper grades combine to contribute to the estimated inferred resource. No change was made to the Noranda resource estimate. The resources were simply recast to reflect the combined contribution of copper and gold.

In the report, El Morro Deposit Resource Report, Noranda Inc., Toronto, Canada, by Stanley G. Clemmer of Noranda dated September 2003, an inferred mineral resource estimate for the El Morro deposit is described. This section presents information based on that report and those previously mentioned in Item 4: Introduction and Terms of Reference.

An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings, and drill holes.

Due to the uncertainty that may be attached to Inferred Mineral Resources, it cannot be assumed that all or any part of an Inferred Mineral Resource will be upgraded to an Indicated or Measured Mineral Resource as a result of continued exploration.

Noranda personnel based in Toronto, Canada and Santiago, Chile contributed to the development of an inferred resource estimate for the El Morro copper-gold porphyry deposit during 2003.

The resource estimate is based on the results of 6,090 m of drilling in 12 core holes and 10 reverse circulation holes completed between 1999 and 2002. A drill logging protocol and quality assurance/quality control procedures for sampling and assaying were in place to ensure the precision and accuracy of data collected.

The geological model was constructed from sets of sections and level plans that extend from approximately 3,000-m to the 4,500-m elevation. Gemcom© software was used to interpolate copper, gold, and molybdenum grades into the geologic block model.

The total inferred resource in the El Morro deposit is estimated to be 132 million tonnes with a grade of 0.38 percent copper and 0.14 g/t gold at a 0.3 percent equivalent copper cutoff grade. The El Morro inferred resource recast according to copper and gold equivalent cutoffs is presented in the tables below.

Table 19-3: El Morro Inferred Resource by Copper Equivalent Cutoff

Cu Eq	Tonnes	Cu Eq	Cu	Au	Copper Eq.	Copper Lbs	Gold
Cutoff (%)	(000’s)	(%)	(%)	(g/t)	Lbs (000’s)	(000’s)	Ozs
0.2	260,660	0.36	0.29	0.11	2,069	1,667	920,000
0.3	146,260	0.45	0.37	0.13	1,451	1,193	610,000
0.4	79,150	0.54	0.44	0.16	942	768	410,000
0.5	38,980	0.63	0.51	0.20	541	438	250,000
0.6	20,430	0.72	0.57	0.24	324	257	160,000
0.7	8,490	0.81	0.63	0.29	152	118	79,000
0.8	3,230	0.93	0.70	0.38	66	50	39,000
0.9	1,560	1.03	0.75	0.46	35	26	23,000
1.0	840	1.10	0.78	0.52	20	14	14,000

Table 19-4: El Morro Inferred Resource by Gold Equivalent Cutofff

Au Eq	Tonnes	Au Eq	Cu	Au	Gold Eq.	Copper Lbs	Gold
Cutoff (g/t)	(000’s)	(g/t)	(%)	(g/t)	Ozs	(000’s)	Ozs
0.2	387,740	0.48	0.23	0.10	5,980,000	1,966	1,200,000
0.3	295,230	0.56	0.27	0.11	5,320,000	1,758	1,000,000
0.4	198,010	0.66	0.33	0.12	4,200,000	1,441	760,000
0.5	141,970	0.74	0.37	0.13	3,380,000	1,158	590,000
0.6	99,690	0.83	0.41	0.15	2,660,000	901	480,000
0.7	64,460	0.93	0.46	0.17	1,930,000	654	350,000
0.8	41,950	1.02	0.50	0.20	1,380,000	462	270,000
0.9	28,140	1.11	0.54	0.22	1,000,000	335	200,000
1.0	19,000	1.19	0.58	0.24	727,000	243	150,000

Item 20: Other Relevant Data and Information

As of the date of this report and to the best of Norwest’s knowledge, the senior author is of the opinion that this report contains all relevant data and information concerning the El Morro Project that was either provided directly by Metallica, contained in the previously filed 2001 and 2003 Technical Reports, or contained in the reports mentioned previously in Item 4: Introduction and Terms of Reference.

Item 21: Interpretation and Conclusions

The results of the mineral resource analysis presented in this Technical Report Update indicate slightly higher inferred mineral resources for the La Fortuna and El Morro copper-gold deposits when based on copper or gold equivalent grade cutoffs and when compared to a copper-only cutoff basis. Although insufficient technical information exists to develop more precise net smelter return (NSR) cutoffs, the analysis presented here demonstrates, in a general sense, how copper and gold grades combine to contribute to inferred resources.

There continues to be justification to advance the El Morro Project with further exploration and development work. It should be noted that the inferred mineral resources at La Fortuna and El Morro are too speculative geologically to have detailed economic considerations applied to them, and that they cannot be categorized as mineral reserves at this time. Further drilling is needed at both the La Fortuna and El Morro deposits to upgrade the resources from the inferred category.

Item 22: Recommendations

Based on continued successful results, the El Morro project should continue to be advanced through the Pre-Feasibility and Feasibility stages onto final development and commercial operation.

Item 23: References

Clemmer, S.G., Paleczek, P., Valenzuela, G., Walmsley, T., December 2002:: “El Morro Project, 2002 Season Report”, Noranda Exploration Group Internal Report, 113 p.

Clemmer, Stanley G., September 2003: “El Morro Deposit Resource Report, Noranda Inc., Toronto Canada”, Noranda Inc., Internal Report, 524 p.

Filas, Barbara A., February 5, 2003: “Metallica Resources Inc., El Morro Copper-Gold Project, Chile Region III, Technical Report – Third Party Review”, Knight Piésold & Co., 62 p.

Lightner, Fred H., November 14, 2001: “Metallica Resources Inc., El Morro Copper-Gold Project, Chile, Region III, Technical Report”, Metallica Resources Inc., 92 p.

Paleczek, P., Caceres, C., Valenzuela, G., Savell, M., August 2001: “El Morro Project Report for Seasons 1999-2000 & 2000-2001” , Noranda Chile Ltda., 57 p.

Item 24: Date

The effective date of this report is May 16, 2005

Item 25: Additional Requirements for Technical Reports on Development Properties and Production Properties

The El Morro Project is currently a middle stage exploration project pending more advanced development. As such, there are no additional reporting requirements at this time.

Item 26: Illustrations

Illustrations are included as figures in the specific items of this report.

Certification of Co-Author & Qualified Person

I, Mark A. Petersen, MSc, do hereby certify that:

1.	I am currently employed as Exploration Manager by:

Metallica Resources Inc.
12200 East Briarwood Ave. Suite 165
Centennial, CO 80112 USA
Tel: (303) 796-0229

2.	I graduated with a Master of Science degree in Geology from Kent State University, Kent, Ohio in 1984.

3.	I am a Certified Professional Geologist of the American Institute of Professional Geologists (CPG No. 10563)

4.	I have worked as a minerals exploration geologist for a total of twenty years since my graduation from university.

5.	I have read the definition of “Qualified Person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “Qualified Person” for the purposes of NI 43-101.

6.	I am responsible for the preparation of Items 3, 4, 6, 12, 13, 14, 18, 20, 21, 22 and 23 of the technical report titled “El Morro Copper-Gold Project, Region III, Chile, Technical Report Update” and dated May 16, 2005 (the “Technical Report”) relating to the property.

7.	I have had prior involvement with the property that is the subject of this Technical Report. Moreover I conducted exploration work at the El Morro project site in 1997 and have visited the project for technical reviews on several occasions between March 2001 and the present time.

8.	I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

9.	I am an affiliate of the issuer and am therefore not independent applying all of the tests in Section 1.5 of National Instrument 43-101.

10.	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

11.	I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 16th Day of May, 2005.

(Signed) “Mark A. Petersen”
Signature of Qualified Person

Mark A. Petersen
Print name of Qualified Person

Certification of Author

I, Bruce M. Davis, Ph.D., do hereby certify that:

1.	I am currently employed as Chief Geostatistician by:

Norwest Corporation
Suite 400, 205 — 9 Avenue SE.,
Calgary, Alberta, Canada
T2G 0R3

2.	I graduated with a Doctor of Philosophy degree from the University of Wyoming in 1978.

3.	I am a Fellow of the Australasian Institute of Mining and Metallurgy (Registration No. 211185).

4.	I have worked as a geostatistician for a total of twenty-six years since my graduation from university.

5.	I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6.	I am responsible for the preparation of sections 5, 14, 15, 16, 19 and 22 of the technical report titled “El Morro Copper-Gold Project, Region III, Chile, Technical Report Update” and dated May 16, 2005 (the “Technical Report”) relating to the property.

7.	I have had prior involvement with the property that is the subject of the Technical Report.

8.	I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

9.	I am independent of the issuer applying all of the tests in Section 1.5 of National Instrument 43-101.

10.	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

11.	I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 16th Day of May, 2005.

Signature of Qualified Person

Bruce M. Davis
Print name of Qualified Person